                                                                      EXHIBIT 99

                            LYONDELL CHEMICAL COMPANY

                 CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                        CONSOLIDATED STATEMENTS OF INCOME


                                                                                For the three months ended
                                                                                         March 31,
                                                                           --------------------------------------
 Millions of dollars, except per share data                                      2002                 2001
 ------------------------------------------                                ------------------   -----------------
 Sales and other operating revenues                                           $   674              $   849

 Operating costs and expenses:
      Cost of sales                                                               589                  761
      Selling, general and administrative expenses                                 40                   41
      Research and development expense                                              7                    8
      Amortization of goodwill                                                    - -                    8
                                                                              --------             --------
                                                                                  636                  818
                                                                              --------             --------
      Operating income                                                             38                   31

 Interest expense                                                                 (93)                 (99)
 Interest income                                                                    2                    7
 Other income, net                                                                  1                    3
                                                                              --------             --------
      Loss before equity investments and income taxes                             (52)                 (58)
                                                                              --------             --------
 Income (loss) from equity investments:
      Equistar Chemicals, LP                                                      (45)                 (22)
      LYONDELL-CITGO Refining LP                                                   27                   27
      Other                                                                        (3)                  (3)
                                                                              --------             --------
                                                                                  (21)                   2
                                                                              --------             --------
      Loss before income taxes                                                    (73)                 (56)

 Benefit from income taxes                                                        (18)                 (22)
                                                                              --------             --------
 Net loss                                                                     $   (55)             $   (34)
                                                                              ========             ========
 Basic and diluted earnings per share:
      Net loss                                                                $  (.47)             $  (.29)
                                                                              ========             ========


                 See Notes to Consolidated Financial Statements.

                            LYONDELL CHEMICAL COMPANY

                           CONSOLIDATED BALANCE SHEETS



                                                                                  March 31,           December 31,
Millions, except shares and par value data                                          2002                  2001
------------------------------------------                                        ---------           ------------
ASSETS
Current assets:
     Cash and cash equivalents                                                      $  228               $  146
     Accounts receivable, net                                                          320                  352
     Inventories                                                                       303                  316
     Prepaid expenses and other current assets                                          45                  116
     Deferred tax assets                                                                61                  277
                                                                                   -------               ------
          Total current assets                                                         957                1,207
Property, plant and equipment, net                                                   2,265                2,293
Investments and long-term receivables:
     Investment in PO joint ventures                                                   722                  717
     Investment in Equistar Chemicals, LP                                              477                  522
     Receivable from LYONDELL-CITGO Refining LP                                        229                  229
     Investment in LYONDELL-CITGO Refining LP                                           54                   29
     Other investments and long-term receivables                                       118                  122
Goodwill, net                                                                        1,100                1,102
Other assets, net                                                                      453                  482
                                                                                    ------               ------
Total assets                                                                        $6,375               $6,703
                                                                                    ======               ======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                                               $  275               $  319
     Current maturities of long-term debt                                                7                    7
     Accrued liabilities                                                               282                  233
                                                                                    ------               ------
          Total current liabilities                                                    564                  559
Long-term debt                                                                       3,833                3,846
Other liabilities                                                                      589                  583
Deferred income taxes                                                                  580                  790
Commitments and contingencies                                                          - -                  - -
Minority interest                                                                      155                  176
Stockholders' equity:
     Common stock, $1.00 par value, 250,000,000 shares
       authorized, 120,250,000 issued                                                  120                  120
     Additional paid-in capital                                                        854                  854
     Retained earnings                                                                 166                  247
     Accumulated other comprehensive loss                                             (411)                (397)
     Treasury stock, at cost, 2,685,080 and 2,687,080 shares, respectively             (75)                 (75)
                                                                                    ------               ------
          Total stockholders' equity                                                   654                  749
                                                                                    ------               ------
Total liabilities and stockholders' equity                                          $6,375               $6,703
                                                                                    ======               ======


                 See Notes to Consolidated Financial Statements.

                            LYONDELL CHEMICAL COMPANY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                  For the three months ended
                                                                                           March 31,
                                                                            ----------------------------------------
Millions of dollars                                                                2002                 2001
-------------------                                                         ------------------   ------------------
Cash flows from operating activities:
     Net loss                                                                      $ (55)             $ (34)
     Adjustments to reconcile net loss to
       net cash provided by (used in) operating activities:
          Depreciation and amortization                                               60                 65
          Losses from equity investments                                              48                 26
          Deferred income taxes                                                        7                (29)
     Changes in assets and liabilities that provided (used) cash:

          Accounts receivable                                                         28                 68
          Inventories                                                                 13                (92)
          Accounts payable                                                           (42)               (17)
          Prepaid expenses and other current assets                                   71                 (7)
          Other assets and liabilities                                                40                (21)
                                                                                   -----              -----
               Cash provided by (used in) operating activities                       170                (41)
                                                                                   -----              -----

Cash flows from investing activities:

     Expenditures for property, plant and equipment                                  (11)               (11)
     Contributions and advances to affiliates                                        (38)               (20)
     Distributions from affiliates in excess of earnings                              --                  7
                                                                                   -----              -----
               Cash used in investing activities                                     (49)               (24)
                                                                                   -----              -----

Cash flows from financing activities:

     Dividends paid                                                                  (26)               (27)
     Repayments of long-term debt                                                    (13)                (2)
     Other                                                                            --                 (3)
                                                                                   -----              -----
               Cash used in financing activities                                     (39)               (32)
                                                                                   -----              -----

Effect of exchange rate changes on cash                                               --                 (1)
                                                                                   -----              -----

Increase (decrease) in cash and cash equivalents                                      82                (98)
Cash and cash equivalents at beginning of period                                     146                260
                                                                                   -----              -----
Cash and cash equivalents at end of period                                         $ 228              $ 162
                                                                                   =====              =====


                 See Notes to Consolidated Financial Statements.

                            LYONDELL CHEMICAL COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.  Basis of Preparation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments considered necessary for a fair presentation, have been included. For further information, refer to the consolidated financial statements and notes thereto for the year ended December 31, 2001 included in the Lyondell Chemical Company ("Lyondell") 2001 Annual Report on Form 10-K. Certain amounts from prior periods have been reclassified to conform to the current period presentation.

2.  Accounting Changes

Effective January 1, 2002, Lyondell implemented Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, SFAS No. 142, Goodwill and Other Intangible Assets, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Implementation of SFAS No. 141 and SFAS No. 144 did not have a material effect on the consolidated financial statements of Lyondell.

Upon implementation of SFAS No. 142, Lyondell reviewed its goodwill for impairment and concluded that goodwill is not impaired. However, Equistar (see
Note 4) reviewed its goodwill for impairment and concluded that the entire balance was impaired, resulting in a $1.1 billion charge. The conclusion was based on a comparison to Equistar's indicated fair value, using multiples of EBITDA (earnings before interest, taxes, depreciation and amortization) for comparable companies as the indicator of fair value. Lyondell's 41% share of the Equistar charge was offset by a corresponding reduction in Lyondell's negative goodwill, representing a portion of the excess of Lyondell's 41% share of Equistar's partners' capital over the carrying value of Lyondell's investment in Equistar. Consequently, there was no net effect on Lyondell's earnings or equity investment in Equistar.

In addition, as a result of implementing SFAS No. 142, pretax earnings in 2002 and subsequent years will be favorably affected by $30 million annually because of the elimination of goodwill amortization. The following table presents Lyondell's reported net loss for all periods presented as adjusted for goodwill amortization expense.


                                                     For the three months ended
                                                              March 31,
                                                     --------------------------
Millions of dollars                                    2002             2001
-------------------                                  --------        ----------
Reported net loss                                      $(55)          $(34)
Add back: goodwill amortization, net of tax              --              5
                                                       ----           ----
Adjusted net loss                                      $(55)          $(29)
                                                       ====           ====


3.  Unusual Charges

During 2001, Lyondell recorded a pretax charge of $63 million associated with its decision to exit the aliphatic diisocyanates ("ADI") business. The $63 million charge included $45 million to adjust the carrying values of the ADI assets to their net realizable value, and accrued liabilities of $15 million for exit costs and $3 million for severance and other employee-related costs for nearly 100 employee positions that were eliminated. Payments of $5 million for exit costs and $2 million for severance and other employee-related costs were made through March 31, 2002, resulting in a remaining accrued liability of $11 million.

4.  Equity Interest in Equistar Chemicals, LP

Lyondell has a 41% interest in Equistar Chemicals, LP ("Equistar"), while Millennium Chemicals Inc. ("Millennium") and Occidental Petroleum Corporation ("Occidental") each have a 29.5% interest (see Note 14). Because the partners jointly control certain management decisions, Lyondell accounts for its investment in Equistar using the equity method of accounting. As a partnership, Equistar is not subject to federal income taxes.

Summarized financial information for Equistar follows:


                                                                    March 31,              December 31,
Millions of dollars                                                   2002                     2001
-------------------                                              ----------------        ----------------
BALANCE SHEETS
Total current assets                                                 $1,047                   $1,226
Property, plant and equipment, net                                    3,660                    3,705
Goodwill, net                                                            --                    1,053
Other assets                                                            341                      324
                                                                     ------                   ------
Total assets                                                         $5,048                   $6,308
                                                                     ======                   ======

Current maturities of long-term debt                                 $    4                   $  104
Other current liabilities                                               523                      557
Long-term debt                                                        2,282                    2,233
Other liabilities                                                       181                      177
Partners' capital                                                     2,058                    3,237
                                                                     ------                   ------
Total liabilities and partners' capital                              $5,048                   $6,308
                                                                     ======                   ======

                                                                         For the three months ended
                                                                                 March 31,
                                                                 -----------------------------------------
                                                                      2002                     2001
                                                                 ----------------         ----------------
STATEMENTS OF INCOME
Sales and other operating revenues                                  $ 1,136                  $ 1,773
Cost of sales                                                         1,162                    1,723
Selling, general and administrative expenses                             49                       56
Amortization of goodwill                                                 --                        8
Unusual charges                                                          --                       22
                                                                    -------                  -------
Operating loss                                                          (75)                     (36)
Interest expense, net                                                   (52)                     (46)
Other income, net                                                         1                        5
                                                                    -------                  -------
Loss before cumulative effect of accounting change                     (126)                     (77)
Cumulative effect of accounting change                               (1,053)                      --
                                                                    -------                  -------
Net loss                                                            $(1,179)                 $   (77)
                                                                    =======                  =======

SELECTED CASH FLOW INFORMATION
Depreciation and amortization                                      $    75                  $    78
Expenditures for property, plant and equipment                          15                       24


As of January 1, 2002, as part of the implementation of SFAS No. 142, the entire unamortized balance of Equistar's goodwill was determined to be impaired. Accordingly, Equistar's earnings in the first quarter 2002 were reduced by $1.1 billion. Lyondell's 41% share of the charge for impairment of Equistar's goodwill was offset by a corresponding reduction in the difference between Lyondell's investment in Equistar and its underlying equity in Equistar's net assets (see Note 2).

Lyondell's "Income (loss) from equity investments" in Equistar as presented in the Consolidated Statements of Income consists of Lyondell's share of Equistar's loss before cumulative effect of accounting change and the accretion of the remaining difference between Lyondell's investment and its underlying equity in Equistar's net assets.

5.  Equity Interest in LYONDELL-CITGO Refining LP

Lyondell has a 58.75% interest in LYONDELL-CITGO Refining LP ("LCR"), while CITGO Petroleum Corporation ("CITGO") has a 41.25% interest. As a partnership, LCR is not subject to federal income taxes.

Summarized financial information for LCR follows:



                                                            March 31,  December 31,
Millions of dollars                                           2002         2001
-------------------                                         ---------  ------------
BALANCE SHEETS
Total current assets                                         $  258       $  230
Property, plant and equipment, net                            1,338        1,343
Other assets                                                     97           97
                                                             ------       ------
Total assets                                                 $1,693       $1,670
                                                             ======       ======

Notes payable                                                $   16       $   50
Current maturities of long-term debt                            450           --
Other current liabilities                                       374          335
Long-term debt                                                   --          450
Loans payable to partners                                       264          264
Other liabilities                                                80           79
Partners' capital                                               509          492
                                                             ------       ------
Total liabilities and partners' capital                      $1,693       $1,670
                                                             ======       ======

                                                             For the three months
                                                                    ended
                                                                  March 31,
                                                             --------------------
                                                               2002        2001
                                                              -----       ------
STATEMENTS OF INCOME
Sales and other operating revenues                            $ 707       $  910
Cost of sales                                                   646          838
Selling, general and administrative expenses                     12           14
                                                              -----       ------
Operating income                                                 49           58
Interest expense, net                                            (8)         (16)
                                                              -----      ------
Net income                                                    $  41      $    42
                                                              =====      =======


SELECTED CASH FLOW INFORMATION

Depreciation and amortization                                 $  29      $    28
Expenditures for property, plant and equipment                   22           11


Lyondell's "Income (loss) from equity investments" in LCR as presented in the Consolidated Statements of Income consists of Lyondell's share of LCR's net income and the accretion of the difference between Lyondell's investment and its underlying equity in LCR's net assets.

6.  Inventories

Inventories consisted of the following components at:


                                                           March 31,    December 31,
Millions of dollars                                          2002          2001
-------------------                                        ---------    ------------
Finished goods                                              $250            $262
Work-in-process                                                5               5
Raw materials                                                 16              19
Materials and supplies                                        32              30
                                                            ----            ----
     Total inventories                                      $303            $316
                                                            ====            ====


7.  Property, Plant and Equipment, Net

The components of property, plant and equipment, at cost, and the related accumulated depreciation were as follows at:


                                                            March 31    December 31,
Millions of dollars                                           2002         2001
-------------------                                         --------    ------------
Land                                                         $   12       $   10
Manufacturing facilities and equipment                        2,524        2,529
Construction in progress                                        117          113
                                                             ------       ------
     Total property, plant and equipment                      2,653        2,652
Less accumulated depreciation                                   388          359
                                                             ------       ------
     Property, plant and equipment, net                      $2,265       $2,293
                                                             ======       ======


Depreciation and amortization is summarized as follows:


                                                             March 31,    March 31,
Millions of dollars                                            2002         2001
-------------------                                          ---------    ---------
Property, plant and equipment                                   $31          $30
Investment in PO joint venture                                    8            8
Goodwill                                                         --            8
Debt issuance costs                                               4            3
Turnaround expense                                                3            4
Software costs                                                    2           --
Other intangibles                                                12           12
                                                                ---          ---
                                                                $60          $65
                                                                ===          ===

8.  Long-Term Debt

Long-term debt consisted of the following at:

                                                             March 31,   December 31,
Millions of dollars                                            2002          2001
-------------------                                         ----------   -----------
Term Loan E due 2006                                          $  621      $  634
Senior Secured Notes, Series A due 2007, 9.625%                  900         900
Senior Secured Notes, Series B due 2007, 9.875%                1,000       1,000
Senior Secured Notes due 2008, 9.5%                              393         393
Senior Subordinated Notes due 2009, 10.875%                      500         500
Debentures due 2005, 9.375%                                      100         100
Debentures due 2010, 10.25%                                      100         100
Debentures due 2020, 9.8%                                        224         224
Other                                                              2           2
                                                              ------      ------
    Total long-term debt                                       3,840       3,853
Less current maturities                                            7           7
                                                              ------      ------
    Long-term debt, net                                       $3,833      $3,846
                                                              ======      ======

9.  Derivative Financial Instruments

The following table summarizes activity included in accumulated other comprehensive loss ("AOCL") related to the after-tax impact of the effective portion of the fair value of derivative instruments used as cash flow hedges for the three-month periods ended:


                                                               March 31,   March 31,
Millions of dollars                                              2002        2001
-------------------                                            ---------   ---------
Gain (loss):
    Balance at beginning of period                               $(2)       $--
    Net losses on derivative instruments charged to AOCL          (1)        (4)
                                                                 ---        ---
Net change in AOCL for the period                                 (1)        (4)
                                                                 ---        ---
    Net loss on derivative instruments included
            in AOCL at March 31                                  $(3)       $(4)
                                                                 ===        ===

The transition adjustment resulting from the adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as of January 1, 2001 was insignificant.

10.  Commitments and Contingencies

Bayer Claim--On April 30, 2002, Lyondell and Bayer AG settled the claims of Bayer AG in relation to its March 2000 purchase of Lyondell's polyols business. Lyondell had received notice of these claims in June 2001, which alleged various breaches of representations and warranties related to the condition of the business and assets and which sought damages in excess of $100 million. The settlement included new or amended commercial agreements between the parties, generally relating to the existing PO partnership. As a whole, the new or amended agreements provide new business opportunities and value for both parties over the next five to ten years. Concurrent with the settlement, Lyondell made a $5 million indemnification payment to Bayer. The settlement had no effect on Lyondell's financial position or results of operations.

Capital Commitments--Lyondell has various commitments related to capital expenditures, all made in the normal course of business. At March 31, 2002, major capital commitments primarily consisted of Lyondell's 50% share of those related to the construction of a world-scale PO facility, known as PO-11, in The Netherlands. The outstanding commitments, which are funded through contributions and advances to affiliates, totaled $101 million as of March 31, 2002.

Construction Lease--During the third quarter 2000, construction began on a new butanediol ("BDO") production facility in Europe known as BDO-2. Construction is being financed by an unaffiliated entity that was established for the purpose of serving as lessor with respect to this facility. Construction spending through March 31, 2002, including interest incurred by the lessor during construction, totaled 162 million euros, or approximately $141 million using March 31, 2002 exchange rates. Upon completion in mid-2002, Lyondell will lease the facility under an operating lease for an initial term of five years. Minimum payments under the operating lease will approximate an amount equivalent to interest on the final construction costs at the interest rate implicit in the lease. Lyondell may, at its option, purchase the facility at any time during the lease term for the unrecovered construction costs of the lessor or, subject to certain conditions, renew the lease for four successive five-year terms. If Lyondell does not exercise the purchase option before the end of the last renewal period, the facility will be sold. In the event the sales proceeds are less than the guaranteed residual value, Lyondell will pay the difference to the lessor. The guaranteed residual value at the end of the lease term is estimated at approximately 206 million euros, or $180 million using March 31, 2002 exchange rates. Under the transaction documents, Lyondell is subject to certain financial and other covenants that are substantially the same as those contained in the credit facility.

Crude Supply Agreement--Under the Crude Supply Agreement, PDVSA Oil is required to sell, and LCR is required to purchase, 230,000 barrels per day of extra heavy crude oil. This constitutes approximately 86% of the refinery's capacity of 268,000 barrels per day of crude oil. By letter dated April 16, 1998, PDVSA Oil informed LCR that the

Venezuelan government, through the Ministry of Energy and Mines, had instructed that production of certain grades of crude oil be reduced. The letter stated that PDVSA Oil declared itself in a force majeure situation and would reduce deliveries of crude oil. Such reductions in deliveries were purportedly based on announced OPEC production cuts. LCR began receiving reduced deliveries of crude oil from PDVSA Oil in August 1998, of 195,000 barrels per day in that month. LCR was advised by PDVSA Oil in May 1999 of a further reduction in the deliveries of crude oil supplied under the Crude Supply Agreement to 184,000 barrels per day, effective May 1999.

On several occasions since then, PDVSA Oil further reduced crude oil deliveries, although it made payments under a different provision of the Crude Supply Agreement in partial compensation for such reductions. Subsequently, PDVSA Oil unilaterally increased deliveries of crude oil to LCR to 195,000 barrels per day effective April 2000, to 200,000 barrels per day effective July 2000 and to 230,000 barrels per day effective October 2000.

During 2001, PDVSA Oil declared itself in a force majeure situation, but did not reduce crude oil deliveries to LCR during 2001. In January 2002, PDVSA Oil again declared itself in a force majeure situation and stated that crude oil deliveries could be reduced by up to 20.3% beginning March 1, 2002. In February 2002, LCR was advised by PDVSA Oil that deliveries of crude oil to LCR in March 2002 would be reduced to approximately 198,000 barrels per day. Lyondell currently expects second quarter 2002 deliveries under the Crude Supply Agreement to average 190,000 barrels per day. The recent political uncertainty in Venezuela has not affected crude oil deliveries, the Crude Supply Agreement or related matters to date, and the long-term effects of these events, if any, are not yet clear.

LCR has consistently contested the validity of PDVSA Oil's and PDVSA's reductions in deliveries under the Crude Supply Agreement. The parties have different interpretations of the provisions of the contracts concerning the delivery of crude oil. The contracts do not contain dispute resolution procedures, and the parties have been unable to resolve their commercial dispute. As a result, on February 1, 2002, LCR filed a lawsuit against PDVSA and PDVSA Oil in connection with the January 2002 force majeure declaration, as well as the claimed force majeure from April 1998 to September 2000.

In 1999, PDVSA announced its intention to renegotiate its crude supply agreements with all third parties, including LCR. In light of PDVSA's announced intent, there can be no assurance that PDVSA Oil will continue to perform its obligations under the Crude Supply Agreement. However, it has confirmed that it expects to honor its commitments if a mutually acceptable restructuring of the Crude Supply Agreement is not achieved. From time to time, the Company and PDVSA have had discussions covering both a restructuring of the Crude Supply Agreement and a broader restructuring of the LCR partnership. Lyondell is unable to predict whether changes in either arrangement will occur. The breach or termination of the Crude Supply Agreement, or reduction in supply thereunder, would require LCR to purchase all or a portion of its crude oil feedstocks in the merchant market, could subject LCR to significant volatility and price fluctuations and could adversely affect LCR and, therefore, Lyondell.

Cross Indemnity Agreement--In connection with the transfer of assets and liabilities from Atlantic Richfield Company ("ARCO"), now wholly owned by BP p.l.c., Lyondell agreed to assume certain liabilities arising out of the operation of Lyondell's integrated petrochemicals and refining business prior to July 1, 1988. In connection with the transfer of such liabilities, Lyondell and ARCO entered into an agreement, updated in 1997 ("Revised Cross-Indemnity Agreement"), whereby Lyondell agreed to defend and indemnify ARCO against certain uninsured claims and liabilities which ARCO may incur relating to the operation of Lyondell prior to July 1, 1988, including certain liabilities which may arise out of pending and future lawsuits. For current and future cases related to Lyondell's products and operations, ARCO and Lyondell bear a proportionate share of judgment and settlement costs according to a formula that allocates responsibility based upon years of ownership during the relevant time period. Under the Revised Cross-Indemnity Agreement, Lyondell will assume responsibility for its proportionate share of future costs for waste site matters not covered by ARCO insurance.

In connection with the acquisition of ARCO Chemical Company ("ARCO Chemical"), Lyondell succeeded, indirectly, to a cross indemnity agreement with ARCO whereby ARCO Chemical indemnified ARCO against certain claims or liabilities that ARCO may incur relating to ARCO's former ownership and operation of the businesses of ARCO Chemical, including liabilities under laws relating to the protection of the environment and the workplace, and liabilities arising out of certain litigation. As part of the agreement, ARCO indemnified ARCO

Chemical with respect to claims or liabilities and other matters of litigation not related to the ARCO Chemical business.

Indemnification Arrangements Relating to Equistar--Lyondell, Millennium Petrochemicals and certain subsidiaries of Occidental have each agreed to provide certain indemnifications to Equistar with respect to the petrochemicals and polymers businesses contributed by the partners. In addition, Equistar agreed to assume third party claims that are related to certain pre-closing contingent liabilities that are asserted prior to December 1, 2004 as to Lyondell and Millennium Petrochemicals, and May 15, 2005 as to certain Occidental subsidiaries, to the extent the aggregate thereof does not exceed $7 million to each partner, subject to certain terms of the respective asset contribution agreements. As of March 31, 2002, Equistar had expensed nearly all of the $7 million indemnification basket with respect to the business contributed by Lyondell. Equistar also agreed to assume third party claims that are related to certain pre-closing contingent liabilities that are asserted for the first time after December 1, 2004 as to Lyondell and Millennium Petrochemicals, and for the first time after May 15, 2005 as to certain subsidiaries of Occidental.

Environmental Remediation--As of March 31, 2002, Lyondell's environmental liability for future remediation costs at its plant sites and a limited number of Superfund sites totaled $23 million. The liabilities per site range from less than $1 million to $11 million and are expected to be incurred over the next two to seven years. In the opinion of management, there is currently no material estimable range of loss in excess of the amount recorded for these sites. However, it is possible that new information about the sites for which the accrual has been established, new technology or future developments such as involvement in investigations by regulatory agencies, could require Lyondell to reassess its potential exposure related to environmental matters.

Clean Air Act--The eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the U.S. Environmental Protection Agency ("EPA"). Emission reduction controls for nitrogen oxides ("NOx") must be installed at LCR's refinery and each of Lyondell's two facilities and Equistar's six facilities in the Houston/Galveston region. Lyondell estimates that aggregate related capital expenditures could total between $400 million and $500 million for Lyondell, Equistar and LCR before the 2007 deadline. Lyondell's direct share of such expenditures could total between $65 million and $80 million. Lyondell's proportionate share of Equistar's expenditures could total between $85 million and $105 million, and Lyondell's proportionate share of LCR's expenditures could total between $75 million and $95 million. The timing and amount of these expenditures are subject to regulatory and other uncertainties, as well as obtaining the necessary permits and approvals. In January 2001, Lyondell and an organization composed of industry participants filed a lawsuit to encourage adoption of their alternative plan to achieve the same air quality improvement with less negative economic impact on the region. Adoption of the alternative plan, as sought by the lawsuit, is expected to reduce the estimated capital investments for NOx reductions required by Lyondell, Equistar and LCR to comply with the standards. However, there can be no guarantee as to the ultimate capital cost of implementing any final plan developed to ensure ozone attainment by the 2007 deadline.

In the United States, the Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as MTBE, in gasoline sold in areas not meeting specified air quality standards. The presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern about the use of MTBE. Certain federal and state governmental initiatives in the U.S. have sought either to rescind the oxygenate requirement for reformulated gasoline or to restrict or ban the use of MTBE. On April 25, 2002, the U.S. Senate passed its version of an omnibus energy bill, which, among other things, would ban the use of MTBE as a fuel oxygenate. The Senate bill is not law and needs to be reconciled with the U.S. House of Representatives' omnibus energy bill, which was passed in July 2001. Lyondell's MTBE sales represented approximately 35% of its total 2001 revenues. Lyondell does not expect these initiatives to have a significant impact on MTBE margins and volumes in 2002. Should it become necessary to reduce MTBE production, Lyondell would need to make capital expenditures to convert its MTBE plants to production of alternate gasoline blending components. The profit margins on such alternate gasoline blending components could differ from those historically realized on MTBE.

The Clean Air Act specified certain emissions standards for vehicles beginning in the 1994 model year and required the EPA to study whether further emissions reductions from vehicles were necessary. In 1998, the EPA concluded that additional controls on gasoline and diesel fuel were necessary to meet these emission standards. New standards for gasoline were finalized in 1999 and will require refiners to produce a low sulfur gasoline by 2004, with final compliance by 2006. A new "on-road" diesel standard was adopted in January 2001 and will require refiners to produce ultra low sulfur diesel by June 2006, with some allowance for a conditional phase-in period that could extend final compliance until 2009. Lyondell estimates that these standards will result in increased capital investment for LCR, totaling between $175 million to $225 million for the new gasoline standards and $250 million to $300 million for the new diesel standard, between now and the implementation dates. Lyondell's share of LCR's capital expenditures would be between $250 million and $300 million. In addition, these standards could result in higher operating costs for LCR. Equistar's business may also be impacted if these standards increase the cost for processing fuel components.

General--Lyondell is involved in various lawsuits and proceedings. Subject to the uncertainty inherent in all litigation, management believes the resolution of these proceedings will not have a material adverse effect on the financial position, liquidity or results of operations of Lyondell.

In the opinion of management, any liability arising from the matters discussed in this note is not expected to have a material adverse effect on the financial position or liquidity of Lyondell. However, the adverse resolution in any reporting period of one or more of the matters discussed in this note could have a material impact on Lyondell's results of operations for that period without giving effect to contribution or indemnification obligations of co-defendants or others, or to the effect of any insurance coverage that may be available to offset the effects of any such award.

11.  Earnings Per Share

Basic earnings per share for the periods presented are computed based upon the weighted average number of shares outstanding for the periods. Diluted earnings per share include the effect of outstanding stock options issued under the Executive Long-Term Incentive Plan and the Incentive Stock Option Plan. These stock options were antidilutive in the three-month periods ended March 31, 2002 and 2001. Net loss per share ("EPS") data is as follows:

                                                    For the three months ended
                                                             March 31,
                                        ----------------------------------------------------
                                                  2002                        2001
                                        -------------------------    -----------------------
Thousands of shares                       Shares          EPS         Shares         EPS
-------------------                     -----------     ---------    ----------    ---------
Basic                                     117,565        $  (.47)     117,562       $ (.29)
Dilutive effect of options                     --             --           --           --
                                          --------       --------     -------       -------
Diluted                                   117,565        $  (.47)     117,562       $ (.29)
                                          ========       ========     =======       =======


12.  Comprehensive Loss

The components of the comprehensive loss were as follows:

                                                  For the three months ended
                                                          March 31,
                                               --------------------------------
                                                   2002               2001
                                               -------------      -------------
Net loss                                           $(55)              $(34)
                                                   ----               ----
Other comprehensive loss:
   Foreign currency translation loss                (17)               (50)
   Net losses on derivative instruments              (1)                (4)
   Minimum pension liability adjustment               4                 --
                                                   ----               ----
Total other comprehensive loss                      (14)               (54)
                                                   ----               ----
Comprehensive loss                                 $(69)              $(88)
                                                   ====               ====

13.  Segment and Related Information

Lyondell operates in four reportable segments: (i) intermediate chemicals and derivatives; (ii) petrochemicals; (iii) polymers; and (iv) refining. The methanol operations are not a reportable segment. Lyondell's entire $1.1 billion balance of goodwill is allocated to the intermediate chemicals and derivatives segment. Summarized financial information concerning reportable segments is shown in the following table:

                                                     Intermediate
                                                      Chemicals
                                                         and
Millions of dollars                                  Derivatives Petrochemicals Polymers  Refining  Other   Total
-------------------                                  ----------- -------------- --------  --------  -----   -----
For the three months ended March 31, 2002:
Sales and other operating revenues                      $ 674        $   --    $  --       $   --   $ --    $ 674
Operating income                                           38                                                  38
Interest expense                                                                                     (93)     (93)
Interest income                                                                                        2        2
Other income, net                                                                                      1        1
Income (loss) from equity investments                      --           (10)      (9)          27    (29)     (21)
Loss before income taxes                                                                                      (73)

For the three months ended March 31, 2001:
Sales and other operating revenues                      $ 849        $   --    $  --       $   --   $ --    $ 849
Operating income                                           31                                                  31
Interest expense                                                                                     (99)     (99)
Interest income                                                                                        7        7
Other income, net                                                                                      3        3
Income (loss) from equity investments                       1            47      (36)          27    (37)       2
Loss before income taxes                                                                                      (56)

The following table presents the details of "Income (loss) from equity investments" as presented above in the "Other" column for the periods indicated:


                                                                For the three months
                                                                  ended March 31,
                                                         -----------------------------------
Millions of dollars                                           2002                2001
-------------------                                      ---------------     ---------------
Equistar items not allocated to segments:
     Principally general and administrative expenses
        and interest expense, net                             $(26)              $(24)
     Unusual charges                                            --                 (9)
Loss from equity investment in LMC                              (3)                (4)
                                                              ----               ----
          Total--Other                                        $(29)              $(37)
                                                              ====               ====

14.  Proposed Transactions with Occidental

Early in 2002, Lyondell and Occidental agreed in principle to Lyondell's acquisition of Occidental's 29.5% interest in Equistar and to Occidental's acquisition of an equity interest in Lyondell. Upon consummation of these transactions, Occidental would receive the following from Lyondell:

..    30 to 34 million shares of newly issued Lyondell Series B Common Stock, with the final number to be determined at closing of this transaction. These shares would have the same rights as Lyondell's regular common stock with the exception of the dividend. The Series B Common Stock would pay a dividend at the same rate as the regular common stock but, at Lyondell's option, the dividend may be paid in additional shares of Series B Common Stock or in cash. These new Series B shares also would include provisions for conversion to regular common stock three years after issuance or earlier in certain circumstances;

..    five-year warrants to acquire five million shares of Lyondell regular common stock at $25 per share, subject to adjustment upon the occurrence of certain events; and

..    a contingent payment equivalent in value to 7.38% of Equistar's cash distributions for 2002 and 2003, up to a total of $35 million, payable in cash, Series B Common Stock or regular common stock, as determined by Lyondell.

On April 19, 2002, the formal right of first offer process began in connection with certain of the transactions. Under this process, Millennium, the third partner in Equistar, has 45 days to decide whether to participate on a pro rata basis in the acquisition of Occidental's Equistar interest. At the end of the process, Occidental, Lyondell and, if it elects to participate, Millennium are expected to sign definitive documentation. Lyondell's board of directors approved the transactions on May 2, 2002. Closing of the transactions is subject to certain conditions, including approval by Lyondell's shareholders. Lyondell anticipates that these transactions will close during the third quarter of 2002. However, there can be no assurance that the proposed transactions will be completed.

15.  Deferred Tax Assets

The deferred tax assets classified as current assets decreased by $216 million during the first quarter of 2002. The reduction primarily represented a change in the timing of anticipated realization of the tax benefits of domestic net operating loss carryforwards. These benefits, which are expected to be realized within the next few years, have been reclassified from current assets to long-term net liabilities on the consolidated balance sheet. There was no change in management's expectation that these deferred tax assets will be fully realized.

16.  Supplemental Guarantor Information

ARCO Chemical Technology Inc. ("ACTI"), ARCO Chemical Technology L.P. ("ACTLP") and Lyondell Chemical Nederland, Ltd. ("LCNL") are guarantors, jointly and severally, (collectively "Guarantors") of the $393 million senior secured notes issued in December 2001 and the $500 million senior subordinated notes and $1.9 billion senior secured notes issued in May 1999. LCNL, a Delaware corporation, is a wholly owned subsidiary of Lyondell that owns a Dutch subsidiary that operates a chemical production facility near Rotterdam, The Netherlands. ACTI is a Delaware corporation, which holds the investment in ACTLP. ACTLP is a Delaware limited partnership, which holds and licenses technology to other Lyondell affiliates and to third parties. Separate financial statements of the Guarantors are not considered to be material to the holders of the senior subordinated notes and senior secured notes. The following condensed consolidating financial information present supplemental information for the Guarantors as of March 31, 2002 and December 31, 2001 and for the three-month periods ended March 31, 2002 and 2001.

            CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED

                                  BALANCE SHEET
                              As of March 31, 2002


                                                                         Non-                        Consolidated
Millions of dollars                     Lyondell      Guarantors      Guarantors     Eliminations      Lyondell
-------------------                     --------      ----------      ----------     ------------    ------------
Total current assets                    $   595        $   136         $   226         $    --         $   957
Property, plant and equipment, net          910            505             850              --           2,265
Investments and
     long-term receivables                7,000            475           1,508          (7,383)          1,600
Goodwill, net                               453            386             261              --           1,100
Other assets                                361             86               4               2             453
                                        -------        -------         -------         -------         -------
Total assets                            $ 9,319        $ 1,588         $ 2,849         $(7,381)        $ 6,375
                                        =======        =======         =======         =======         =======

Current maturities of long-term debt    $     7        $    --         $    --         $    --         $     7
Other current liabilities                   401             68              88              --             557
Long-term debt                            3,831             --               2              --           3,833
Other liabilities                           518             55              16              --             589
Deferred income taxes                       399            130              51              --             580
Intercompany liabilities (assets)         3,509         (1,115)         (2,394)             --              --
Minority interest                            --             --             155              --             155
Stockholders' equity                        654          2,450           4,931          (7,381)            654
                                        -------        -------         -------         -------         -------
Total liabilities and
     stockholders' equity               $ 9,319        $ 1,588         $ 2,849         $(7,381)        $ 6,375
                                        =======        =======         =======         =======         =======



                                  BALANCE SHEET
                             As of December 31, 2001


                                                                         Non-                        Consolidated
Millions of dollars                     Lyondell      Guarantors      Guarantors     Eliminations      Lyondell
-------------------                     --------      ----------      ----------     ------------    ------------
Total current assets                     $   781       $   132         $   294         $    --         $ 1,207
Property, plant and equipment, net           915           516             862              --           2,293
Other investments and
     long-term receivables                 7,007           461           1,537          (7,386)          1,619
Goodwill, net                                453           389             260              --           1,102
Other assets                                 344            88              50              --             482
                                         -------       -------         -------         -------         -------
Total assets                             $ 9,500       $ 1,586         $ 3,003         $(7,386)        $ 6,703
                                         =======       =======         =======         =======         =======

Current maturities of long-term debt     $     7       $    --         $    --         $    --         $     7
Other current liabilities                    391            73              88              --             552
Long-term debt                             3,844            --               2              --           3,846
Other liabilities                            515            55              13              --             583
Deferred income taxes                        611           133              46              --             790
Intercompany liabilities (assets)          3,383        (1,101)         (2,282)             --              --
Minority interest                             --            --             176              --             176
Stockholders' equity                         749         2,426           4,960          (7,386)            749
                                         -------       -------         -------         -------         -------
Total liabilities and
     stockholders' equity                $ 9,500       $ 1,586         $ 3,003         $(7,386)        $ 6,703
                                         =======       =======         =======         =======         =======

                               STATEMENT OF INCOME
                    For the Three Months Ended March 31, 2002



                                                                         Non-                         Consolidated
Millions of dollars                    Lyondell       Guarantors      Guarantors      Eliminations      Lyondell
-------------------                    --------       -----------     ----------      ------------    -------------
Sales and other operating revenues      $ 469           $ 165          $ 351           $(311)          $ 674
Cost of sales                             460             148            292            (311)            589
Selling, general and
     administrative expenses               26               3             11              --              40
Research and development expense            7              --             --              --               7
                                        -----           -----          -----           -----           -----
Operating income (loss)                   (24)             14             48              --              38
Interest income (expense), net            (95)              2              2              --             (91)
Other income (expense), net               (10)              4              7              --               1
Income (loss) from equity                  65              --            (21)            (65)            (21)
     investments
Intercompany income                         8              12             18             (38)             --
(Benefit from) provision for
     income taxes                         (14)              8             13             (25)            (18)
                                        -----           -----          -----           -----           -----
Net income (loss)                       $ (42)          $  24          $  41           $ (78)          $ (55)
                                        =====           =====          =====           =====           =====


                               STATEMENT OF INCOME
                    For the Three Months Ended March 31, 2001



                                                                         Non-                        Consolidated
Millions of dollars                    Lyondell       Guarantors      Guarantors     Eliminations      Lyondell
-------------------                    --------       ----------      ----------     ------------    ------------
Sales and other operating revenues      $ 594           $ 237          $ 406           $(388)          $ 849
Cost of sales                             569             149            431            (388)            761
Selling, general and
     administrative expenses               25               2             14              --              41
Research and development expense            8              --             --              --               8
Amortization of goodwill                    4               2              2              --               8
                                        -----           -----          -----           -----           -----
Operating income (loss)                   (12)             84            (41)             --              31
Interest income (expense), net            (97)              1              4              --             (92)
Other income (expense), net               (17)            (61)            81              --               3
Income from equity investments             82              --              2             (82)              2
Intercompany income (expense)             (30)             28             37             (35)             --
(Benefit from) provision for
     income taxes                         (29)             20             33             (46)            (22)
                                        -----           -----          -----           -----           -----
Net income (loss)                       $ (45)          $  32          $  50           $ (71)          $ (34)
                                        =====           =====          =====           =====           =====

                             STATEMENT OF CASH FLOWS
                    For the Three Months Ended March 31, 2002


                                                                         Non-                         Consolidated
Millions of dollars                    Lyondell        Guarantors     Guarantors      Eliminations      Lyondell
-------------------                    --------        ----------     ----------      ------------    ------------
Net income (loss)                       $ (42)           $  24          $  41            $ (78)         $ (55)
Adjustments to reconcile net income
  (loss) to net cash provided
  by (used in) operating activities:
     Depreciation and amortization         29                9             22               --             60
     Deferred income taxes                  4               (2)             5               --              7
     Net changes in working
          capital and other               147              (27)            (2)              40            158
                                        -----            -----          -----            -----          -----
     Net cash provided by
          operating activities            138                4             66              (38)           170
                                        -----            -----          -----            -----          -----
Expenditures for property,
     plant and equipment                   (8)              (1)            (2)              --            (11)
Contributions and advances
     to affiliates                         --               --            (38)              --            (38)
Distributions from affiliates
     in excess of earnings                 --               --             --               --             --
                                        -----            -----          -----            -----          -----
     Net cash used in
          investing activities             (8)              (1)           (40)              --            (49)
                                        -----            -----          -----            -----          -----
Dividends paid                            (26)              --            (38)              38            (26)
Repayments of long-term debt              (13)              --             --               --            (13)
                                        -----            -----          -----            -----          -----
     Net cash used in
          financing activities            (39)              --            (38)              38            (39)
                                        -----            -----          -----            -----          -----
Effect of exchange rate
     changes on cash                       --                1             (1)              --             --
                                        -----            -----          -----            -----          -----
Increase (decrease) in cash
     and cash equivalents               $  91            $   4          $ (13)           $  --          $  82
                                        =====            =====          =====            =====          =====

                    For the Three Months Ended March 31, 2001



                                                                         Non-                         Consolidated
Millions of dollars                    Lyondell        Guarantors     Guarantors      Eliminations      Lyondell
-------------------                    --------        ----------     ----------      ------------    ------------
Net income (loss)                       $ (45)           $  32          $  50            $ (71)          $ (34)
Adjustments to reconcile net
  income (loss) to net cash provided
  by (used in) operating activities:
     Depreciation and amortization         33                9             23               --              65
     Deferred income taxes                (27)               1             (3)              --             (29)
     Net changes in working
          capital and other                86              (40)          (160)              71             (43)
                                        -----            -----          -----            -----           -----
     Net cash provided by
          (used in) operating
           activities                      47                2            (90)              --             (41)
                                        -----            -----          -----            -----           -----
Expenditures for property,
     Plant and equipment                   (8)              (2)            (1)              --             (11)
Contributions and advances
     to affiliates                        (12)             (15)             7               --             (20)
Distributions from affiliates
     in excess of earnings                  3               --              4               --               7
                                        -----            -----          -----            -----           -----
     Net cash provided by (used in)
          investing activities            (17)             (17)            10               --             (24)
                                        -----            -----          -----            -----           -----
Dividends paid                            (27)              --             --               --             (27)
Repayments of long-term debt               (2)              --             --               --              (2)
Other                                      (3)              --             --               --              (3)
                                        -----            -----          -----            -----           -----
     Net cash used in
          financing activities            (32)              --             --               --             (32)
                                        -----            -----          -----            -----           -----
Effect of exchange rate
     changes on cash                       --               (2)             1               --              (1)
                                        -----            -----          -----            -----           -----
Decrease in cash
     and cash equivalents               $  (2)           $ (17)         $ (79)           $  --           $ (98)
                                        =====            =====          =====            =====           =====